UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

27 February 2025

NatWest Group plc ("NWG") completed the pricing of its GBP 750,000,000 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Notes (the "Notes").

The proceeds to NWG (before expenses and underwriting discounts) of GBP 750,000,000from the Notes will be used for general corporate purposes and to strengthen further NWG's capital base or the capital base of NWG's subsidiaries and/or the NWG Group.

The offering is scheduled to close on 3 March 2025, subject to the satisfaction of customary conditions.

NWG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents NWG has filed with the SEC for more complete information about NWG and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov.  Alternatively, copies may be obtained from NatWest Markets Plc, toll free at 1-800-231-5380.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
NatWest Group plc
Tel: +44 (0)7747 455969

Legal Entity Identifier:  2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	27 February 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary